ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM THREE AND SIX MONTHS CONSOLIDATED
FINANCIAL STATEMENTS ENDED

JULY 31, 2011 and JULY 31, 2010
(Expressed in U.S. Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management, and have been approved by the Company’s Audit Committee and Board of Directors.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	July 31,
	2011	January 31,
	(Unaudited)	2011

ASSETS

Current
Cash and cash equivalents	$1,907,687	$5,959,362
Short-term investments	986,822	-
Sales tax recoverable	34,716	33,102
Deferred financing costs (note 10 a))	160,250	-
Prepaid expenses and deposits	106,319	41,823

Total current assets	3,195,794	6,034,287

Equipment (Note 4)	116,767	113,881

Mineral property interest (Note 5)	815,000	815,000

Total assets	$4,127,561	$6,963,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$494,867	$470,914
Due to related parties (Note 7)	21,727	247,306

Total liabilities	516,594	718,220

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at July 31, 2011 and January 31, 2011	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at July 31, 2011 and January 31, 2011	-	-
Common stock, no par value, unlimited authorized 62,137,317 and 56,587,922 issued and outstanding at July 31, 2011 and January 31, 2011, respectively	25,990,560	56,588
Shares subscribed	-	104,380
Additional paid-in capital	5,363,623	28,327,108
Deficit accumulated during the exploration stage	(27,743,216)	(22,243,128)

Total stockholders' equity	3,610,967	6,244,948

Total liabilities and stockholders' equity	$4,127,561	$6,963,168

Going concern (Note 3)
Subsequent events (Note 10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

					From December
	For the Three Months		For the Six Months		21,
	Ended July 31,		Ended July 31,		2001(Inception)
	2011	2010	2011	2010	to July 31, 2011

Expenses

Consulting	$243,951	$292,093	$504,636	$576,096	$5,489,707
Depreciation	6,978	2,816	13,416	5,632	51,796
Director fees	-	-	26,205	-	26,205
Foreign exchange (gain) loss	146,228	75,819	(205,623)	88,843	(53,366)
Investor relations	73,829	24,899	234,843	61,800	2,242,956
Mineral property interests	1,324,026	1,194,638	4,341,549	2,032,420	14,840,152
Office and sundry	81,090	47,705	169,434	89,653	848,127
Professional	143,435	126,693	249,092	203,512	2,301,725
Rent	13,642	5,493	23,529	14,849	163,094
Salaries and benefits	28,098	-	44,275	-	44,275
Transfer agent and filing	22,407	5,867	37,458	17,960	359,621
Travel	18,909	30,916	83,677	60,382	510,024
Write-down of mineral claims	-	-	-	-	408,496

Loss before interest income (expense)	(2,102,593)	(1,806,939)	(5,522,491)	(3,151,147)	(27,232,812)

Interest income (expense)	8,051	637	22,403	637	(510,404)

Net loss	$(2,094,542)	$(1,806,302)	$(5,500,088)	$(3,150,510)	$(27,743,216)

Net loss per share - basic and diluted	$(0.03)	$(0.04)	$(0.09)	$(0.07)

Weighted average number of shares outstanding basic and diluted	61,084,197	44,533,783	59,476,226	44,409,526

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JANUARY 31, 2010 TO JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
						Accumulated
			Additional			Other	Total
	Number of		Paid-in	Shares	Accumulated	Comprehensive	Stockholders’
	Shares	Par Value	Capital	Subscribed	Deficit	Income (Loss)	Equity

Balance at January 31, 2010	43,921,754	$43,922	$19,995,457	$-	$(17,078,930)	$(30,213)	$2,930,236
Common stock issued for cash	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign currency exchange gain	-	-	-	-	-	30,213	30,213
Balance at January 31, 2011	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Exercise of stock options	642,500	29,080	301,620	-	-	-	330,700
Exercise of warrants	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon redomicile (note 1)	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	185,689	-	-	-	185,689
Net loss for the period	-	-	-	-	(5,500,088)	-	(5,500,088)

Balance at July 31, 2011	62,137,317	$25,990,560	$5,363,623	$-	$(27,243,216)	$-	$3,610,967

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

			From
			December 21,
	For the Six Months Ended		2001
	July 31,		(Inception) to
	2011	2010	July 31, 2011

Cash used in operating activities
Net loss	$(5,500,088)	$(3,150,510)	$(27,778,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,416	5,632	51,796
Stock-based compensation	185,689	369,702	3,229,409
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	-	-	333,333
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Sales tax recoverable	(1,614)	-	(34,716)
Deferred financing costs	(120,858)	-	(120,858)
Prepaid expenses and deposits	(80,178)	77,192	(122,001)
Accounts payable and accrued liabilities	(15,439)	(200,689)	629,198
Due to related parties	(225,579)	(36,318)	23,192

Net cash used in operating activities	(5,744,651)	(2,934,991)	(23,319,126)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Purchase of short-term investments	(4,109,097)	-	(4,109,097)
Redemption of short-term investments	3,206,039	-	3,206,039
Acquisition of equipment	(16,302)	-	(168,563)

Net cash used in investing activities	(919,360)	-	(2,295,117)

Cash flows from financing activities
Issuance of convertible debentures	-	-	1,650,000
Issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of capital stock	2,680,418	177,334	25,835,633
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	2,680,418	177,334	27,590,013

Effects of foreign currency exchange	(68,082)	147,173	(68,083)

(Decrease) increase in cash during the period	(4,051,675)	(2,610,484)	1,907,687

Cash and cash equivalents, beginning of period	5,959,362	3,209,786	-

Cash and cash equivalents, end of period	$1,907,687	$599,302	$1,907,687

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$3,181	$-	$3,181
Interest	$(6,721)	$-	$82,008

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd was originally formed as a Delaware corporation on February 13, 2004, but on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Preparation

The interim financial information of the Company as of July 31, 2011 and for the three months and six months ended July 31, 2011 and 2010 is unaudited, and the balance sheet as of January 31, 2011 is derived from audited financial statements. The accompanying condensed consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles for interim financial statements. Accordingly, they omit or condense notes and certain other information normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles. The accounting policies followed for quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Financial Statements included in the Company's Annual Report on its Annual Information Form (“AIF”) for the year ended January 31, 2011. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information for the interim periods reported have been made. All such adjustments are of a normal recurring nature. The results of operations for the three months and six months ended July 31, 2011 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2012. The unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's AIF for the year ended January 31, 2011.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

These consolidated financial statements and accompanying notes should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the fiscal year ended January 31, 2011, included in its AIF. Additional significant accounting policies that either affect us or have been developed since January 31, 2011 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Adopted Accounting Pronouncements

Business Combinations

In December 2010, FASB Accounting Standards Codification (“ASC”) guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Adoption of the updated guidance, effective for the Company’s fiscal year beginning February 1, 2011, had no impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In January 2010, ASC guidance for fair value measurements and disclosure was updated to require more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. Adoption of the updated guidance, effective for the Company’s fiscal year beginning February 1, 2011, had no impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

Cash, Cash Equivalents and Short-term investments

The following tables summarize the Company’s available-for-sale securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or short-term marketable investments as of July 31, 2011 and January 31, 2011:

July 31, 2011

						Cash and
		Adjusted	Unrealized	Unrealized		Cash	Short-term
		Cost	Gains	Losses	Fair Value	Equivalents	Investments
Level 1:
	Cash	$1,907,687	$-	$-	$1,907,687	$1,907,687	$-
Level 2:
	Term deposit	971,140	15,682	-	986,822	-	986,822
	Total	$2,878,827	$15,682	$-	$2,894,509	$1,907,687	$986,822

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash, Cash Equivalents and Short-term investments, continued

The Company may redeem all or a portion of its one year term deposit prior to its maturity on March 2, 2012 to fund operations.

January 31, 2011

						Cash and
		Adjusted	Unrealized	Unrealized		Cash	Short-term
		Cost	Gains	Losses	Fair Value	Equivalents	Investments
Level 1:
	Cash	$965,307	$-	$-	$965,307	$965,307	$-
Level 2:
	Bankers Acceptance	4,993,006	1,049	-	4,994,055	4,994,055	-
	Total	$5,958,313	$1,049	$-	$5,959,362	$5,959,362	$-

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

(a)	Level 1-Fair value approximates the carrying amounts due to the short-term nature.
(b)	Level 2-inputs are directly observable from market data

The significant transfers between level 1 and level 2 are disclosed in the cash flow statement.

Comparative figures

Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on our results of operations or financial position for any period presented.

The prior year’s accrued liabilities, as originally disclosed on the balance sheet, have been combined and the details are disclosed in Note 6.

Recently Issued Accounting Pronouncements

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have an impact on the condensed consolidated financial position, results of operations or cash flows.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently Issued Accounting Pronouncements, continued

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in level 3 of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have a significant impact on the condensed consolidated financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, the Company has a history of operating losses since its inception in 2001, and has an accumulated deficit of $27,743,216. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

During the six month period ended July 31, 2011 the Company raised $2,680,418 in equity financing and subsequent to July 31, 2011 the Company completed a bought deal financing in the gross amount of $10,173,563.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or debt financing.

These factors raise significant doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures. These consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – EQUIPMENT

	July 31, 2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Equipment	$108,588	$30,140	$78,448
Furniture and fixtures	19,184	5,187	13,997
Computer equipment	40,199	15,877	24,322
	$167,971	$51,204	$116,767

	January 31, 2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Equipment	$107,560	$21,465	$86,095
Furniture and fixtures	10,829	4,365	6,464
Computer equipment	33,280	11,958	21,322
	$151,669	$37,788	$113,881

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of a former director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property.

The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

The property was acquired on July 1, 2008. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (C$1,000,000) or all of the royalty for approximately $2,000,000 (C$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of a former director, the Company paid approximately $7,528 (C$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director.

The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (C$1,000,000) or all of the royalty for $2,000,000 (C$2,000,000).

c)	Contreras and Rio Negro Projects

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of a former director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

The Mineral Property Acquisition Agreement and the Share Purchase Agreement also provide for an area of interest such that, in the event that the vendor records any property claims within five (5) kilometers of the boundaries of either the Dyakowski Property or the SCRN Property, such claims will become subject to the respective agreements.

d)	Storm Cat Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of a former director, the Company paid approximately $7,528 (C$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province.

e)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 ($C3,632) which advances the expiry date of the three mineral tenures to June 7, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Six	Six	December 21,
	Months	Months	Months	Months	2001
	Ended	Ended	Ended	Ended	(Inception)
	July 31,	July 31,	July 31,	July 31,	to July 31,
	2011	2010	2011	2010	2011
Pinguino
Project:
Claim maintenance	$29,211	$3,181	$37,720	$9,952	$84,710
Assaying, testing and analysis	184,761	192,300	274,310	230,923	1,190,303
Camp and field supplies	220,436	217,723	633,728	393,563	2,869,447
Drilling	669,499	712,044	2,969,055	1,202,735	8,580,930
Geological and geophysical	93,843	48,335	158,108	108,055	1,202,245
Environmental	71,294	-	71,294	-	71,294
Travel and accommodation	11,001	21,517	75,418	35,096	252,314
	1,280,045	1,195,100	4,219,633	1,980,324	14,251,243
Condor Project:
Claim maintenance	6,334	-	6,334	-	13,862
Camp and field supplies	11,357	-	11,357	-	11,556
Geologoical and geophysical	-	-	-	-	4,185
	17,691	-	17,691	-	29,603
Contreras Project
Claim maintenance	-	-	-	-	21,851
Camp and field supplies	(54,401)	(462)	1,560	52,096	171,476
Assaying, testing and analysis	-	-	-	-	60,247
Geological and geophysical	76,910	-	98,884	-	132,714
Travel and accommodation	-	-	-	-	28,814
	22,509	(462)	100,444	52,096	415,102
Rio Negro Project
Claim maintenance	-	-	-	-	7,108
Camp and field supplies	-	-	-	-	51,836
Geological and geophysical	-	-	-	-	39,833
Travel and accommodation	-	-	-	-	9,917
	-	-	-	-	108,694

Other	3,781	-	3,781	-	35,510

	$1,324,026	$1,194,638	4,351,549	$2,032,420	$14,840,152

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Six
	Months	Year
	Ended	Ended
	July	January
	31, 2011	31, 2011

Accounts payable	$263,774	$170,632
Accrued liabilities	49,223	21,294
Accrued professional fees	-	49,229
Accrued mineral property interests	181,870	229,759
	$494,867	$470,914

NOTE 7 - RELATED PARTY TRANSACTIONS

Director fees and officer consulting fees for the six month period ended July 31, 2011 were $434,659 (July 31, 2010 - $512,660) including stock based compensation of $185,689 (July 31, 2010 - $340,137). As at July 31, 2011 the Company owed directors and officers a net amount of $21,727 (January 31, 2011 -$247,306). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. Details of the related party transactions and balances, are as follows:

a)

During the six month period ended July 31, 2011, the Company paid or accrued consulting fees of $3,594 (July 31, 2010 - $21,290) and recorded stock based compensation of $nil (July 31, 2010 - $44,346) to a former officer of the Company.

b)

On September 1, 2009, with retroactive effect to August 1, 2009, the Company entered into a two year consulting agreement with its President and Frontera Geological Services Ltd., (Frontera) a company wholly-owned by its President whereby the Company agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 ($12,500) per month plus a sales tax and granted a three year option to purchase 100,000 shares of common stock at $0.675 per share. Under the terms of the agreement, certain bonuses were payable, pending the achievement of certain equity targets to be reached prior to August 1, 2010. Certain equity targets were reached subsequent to August 1, 2010 and on February 10, 2011, pursuant to Board approval, the Company paid Frontera a discretionary cash bonus of approximately $224,000 inclusive of goods and services tax related to the prior year. Pursuant to terms of the agreement, the agreement was renewed on August 1, 2011 for one year.

During the six month period ended July 31, 2011 the Company paid or accrued consulting fees of $79,587, (July 31, 2010 - $77,835) and recorded stock based compensation of $1,560 (July 31, 2010 - $17,655) relating to this consulting agreement and a predecessor agreement.

At July 31, 2011, the Company was indebted to a director and officer of this Company in the amount of $17,364 (January 31, 2011 - $230,723).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

c)

On July 14, 2009, the Company entered into a one year consulting agreement with an officer and a company controlled by this officer whereby the Company agreed to pay a consulting fee for services consistent with those ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (C$12,500) per month and agreed to issue to this officer options to purchase 1,000,000 shares of common stock at an exercise price of $0.60 per share for three years (granted July 14, 2009). Under the terms of the agreement, certain bonuses were payable, pending achievement of certain equity targets to be reached prior to July 14, 2010. None of the equity targets were reached and consequently no bonus was paid or payable.

During the six months ended July 31, 2011 and 2010, the Company paid consulting fees of $nil (2010 – $73,398) and recorded stock based compensation of $nil (2010 - $162,086), relating to this consulting agreement.

d)	At July 31, 2011, a director of the Company was indebted to the Company in the amount of $323 (January 31, 2011 - $nil).

e)

On January 7, 2011 the Company entered into a consulting agreement with a company controlled by the Company’s new Treasurer and Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (C$12,500) per month plus a sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Treasurer and Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During the six month period ended July 31, 2011, the Company paid or accrued consulting fees of $80,384 (July 31, 2010 - $nil) and recorded stock based compensation of $36,218 (July 31, 2010 - $nil) related to this consulting agreement. At July 31, 2011 and January 31, 2011, the Company was indebted to an officer of this Company in the respective amounts of $3,434 and $12,672. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly controlled by the Company’s Chief Financial Officer and Treasurer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

f)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Companys’s new Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 ($C12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options are to vest in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. During the six month period ended July 31, 2011, the Company paid or accrued consulting fees of $59,200 (July 31, 2010 - $nil) and recorded stock based compensation of $38,251 (July 31, 2010 - $nil) related to this consulting agreement. At July 31, 2011 and January 31, 2011, the Company was indebted to an officer of this Company in the respective amounts of $1,251 and $nil. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly control by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

g)

During the six months ended July 31, 2011, the Company paid aggregate director fees of approximately $26,205 (C$25,000) (July 31, 2010 - $nil) to five directors and recorded stock based compensation of $109,660 (July 31, 2010 - $116,051) related to stock options granted to one director (July 31, 2010 - three other directors).

h)

On July 25, 2011 the Company entered into rental agreements for office space in La Plata, Argentina with a consultant of the Company, for the period July 2011 to June 2014 at a cost of $2,500 per month. For the six months ended July 31, 2011, the Company owed $2,500 (July 31, 2011 – nil).

During the six months ended July 31, 2011, the Company’s directors exercised a total of 580,000 (July 31, 2010 – 173,334) stock options for $302,200 (July 31, 2010 - $43,334) and exercised nil (July 31, 2010 -500,000) warrants for proceeds of $nil (July 31, 2010 - $75,000).

Additional related party transactions are disclosed in note 8 to these financial statements.

NOTE 8 – CAPITAL STOCK

Stock Transactions

Between February 1 and February 7, 2011, the Company issued 380,000 shares of its common stock at $0.49 per share to two directors for proceeds of $186,200 on the exercise of 380,000 stock options. (note 7)

On February 7, 2011, the Company issued 200,000 shares of its common stock at $0.58 per share to a director for proceeds of $116,000 on the exercise of 200,000 stock options. (note 7)

On July 5, 2011, the Company issued 50,000 shares of its common stock at $0.37 per share to its President for proceeds of $18,500 on the exercise of 50,000 stock options. (note 7)

On July 6, 2011, the Company issued 12,500 shares of its common stock at $0.80 per share to an officer of the Company for proceeds of $10,000 on the exercise of 12,500 stock options. (note 7)

Between February 1 and June 20, 2011, the Company issued an aggregate of 1,056,507 shares of its common stock at approximately $0.92 (C$0.90) per share for proceeds of $974,970 on the exercise of 1,056,507 warrants.

Between March 3 and May 17, 2011, the Company issued an aggregate of 1,368,116 shares of its common stock at $0.45 per share for proceeds of $615,652 on the exercise of 1,368,116 warrants.

Between April 19 and May 24, 2011, the Company issued 1,500,000 shares of its common stock at $0.15 per share for proceeds of $225,000 on the exercise of 1,500,000 warrants.

Between June 13 and July 12, 2011, the Company issued 982,272 shares of its common stock at $0.6 5 per share for proceeds of $638,477 on the exercise of 1,500,000 warrants.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2010	9,458,443	$0.61
Issued	10,804,706	1.14
Exercised	(1,403,128)	0.36
Expired	(99,520)	0.72
Balance at January 31, 2011	18,760,501	0.94
Exercised	(4,906,895)	0.50
Expired	(225,000)	0.45
Balance at July 31, 2011	13,628,606	$1.16

At July 31, 2011, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date
1,923,900	$ 0.90 (C$0.90)	November 27, 2011
900,000	$ 1.25	April 11, 2012
10,804,706	$ 1.14 (C$1.14)	October 26, 2015

13,628,606

Stock Options

Between March 3 and May 17, 2011, the Company issued an aggregate of 1,368,116 shares of its common stock at $0.45 per share for proceeds of $615,652 on the exercise of 1,368,116 warrants.

Between April 19 and May 24, 2011, the Company issued 1,500,000 shares of its common stock at $0.15 per share for proceeds of $225,000 on the exercise of 1,500,000 warrants.

Between June 13 and July 12, 2011, the Company issued 982,272 shares of its common stock at $0.6 5 per share for proceeds of $638,477 on the exercise of 1,500,000 warrants.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Stock options (Continued):

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $1.04, expire in three years on March 11, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options on each of June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. These stock options were valued, using the Black Scholes valuation model, at $95,049 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 2.19%; expected life of the options – 3 years; annualized volatility – 96%; and dividend rate – 0%. (Note 7)

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2010	4,393,334	$0.56
Granted	550,000	0.67
Exercised	(458,334)	0.36
Expired	(1,015,000)	0.60
Balance at January 31, 2011	3,470,000	0.59
Granted	150,000	1.04
Exercised	(642,500)	0.51
Expired	(300,000)	1.10
Balance at July 31, 2011	2,677,500	$0.58

The weighted average fair value per stock option granted during the six months ended July 31, 2011 was $0.63.

At July 31, 2011, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date

100,000	$ 0.675	September 1, 2012
100,000	$ 1.13	November 13, 2012
60,000	$ 0.25	March 26, 2013
150,000	$ 0.35	October 28, 2013
1,180,000	$ 0.37	February 10, 2014
400,000	$0.855	January 19, 2015
400,000	$0.64	May 10, 2015
137,500	$0.80	January 7, 2014
150,000	$1.04	March 11, 2014
2,677,500

The fair value of stock options granted during the six months ended July 31, 2011 was $95,049 (July 31, 2010 - $nil) and is being recognized over their respective vesting periods. At July 31, 2011 2,390,000 (January 31, 2011 – 2,995,000) stock options were exercisable.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Stock options (Continued):

Total stock-based compensation recognized during the six month periods ended July 31, 2011 was $185,689 (July 31, 2010 - $369,702). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010

Consulting fees	$ 78,191	$ 195,271	$ 185,689	$ 369,702

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the six months ended July 31, 2011 and July 31, 2010:

	Six	Six
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2011	2010
Risk-free interest rate	2.19%	2.65%
Expected life of options	3 years	5 years
Annualized volatility	96%	93%
Dividend rate	0%	0%

As at July 31, 2011, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $2,309,200 and $355,250, respectively.

NOTE 9 - SEGMENTED INFORMATION

At July 31, 2011 and January 31, 2011, the Company operated in two reportable segments. Identifiable assets, and net loss in each geographic area are as follows:

	July 31,	January 31,
	2011	2011

Identifiable assets
Canada	$3,092,419	$6,035,574
Argentina	1,035,141	927,594
	$4,127,561	$6,963,168

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2011
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 - SEGMENTED INFORMATION, continued:

	Three Months	Three Months	Six	Six Months
	Ended	Ended	Months Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2011	2011	2011	2010

Loss for the period
Canada	$547,530	$520,636	$945,882	$983,778
Argentina	1,547,012	1,285,666	4,554,206	2,166,732
	$2,094,542	$1,806,302	$5,500,088	$3,150,510

NOTE 10 – SUBSEQUENT EVENTS

a)	Financing

On August 19, 2011, the Company closed a "bought-deal" offering of 8,700,000 units at a price of $1.15 (C$1.15) per Unit for aggregate gross proceeds of $10,120,058 (C$10,005,000). Each Unit consists of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one additional Common Share for approximately $1.60 (C$1.60) at any time until August 19, 2013. On September 15, 2011, the underwriter exercised the over-allotment Options to purchase 652,500 additional warrants at a price of $0.082 per additional warrant for gross proceeds of $53,505.

b)	Stock option grants

Between August 24 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers and 14 employees and consultants at an exercise price of $1.15 (C$1.15) per share. These options are for a term of five years and vest in installments.

c)	Exercise of stock options

On August 30 2011, one of the Company's officers who is also a director exercised 300,000 stock options pursuant to which he purchased 300,000 common shares of the Company's common shares at an exercise price of $0.37 per share for proceeds of $111,000. In addition, on September 20, 2011 a former consultant of the Company exercised 200,000 stock options pursuant to which they purchased 200,000 common shares of the Company's common shares at an exercise price of $0.37 per share for proceeds of $74,000.